Exhibit 99.1

ATA Creativity Global Reports 2022 Fourth Quarter and Year-end Financial Results

Conference Call on Thursday, March 30, 2023, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 30, 2023 (NY)/ March 31, 2023 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and year ended December 31, 2022 (“Fourth Quarter 2022” and “Fiscal Year 2022”, respectively).

Fourth Quarter 2022 and Fiscal Year 2022 Highlights

•	Fourth Quarter 2022 net revenues increased 8.2% to RMB78.5 million (US$11.4 million), from RMB72.6 million in the prior-year period.

•	Fourth Quarter 2022 net income attributable to ACG was RMB2.0 million (US$0.3 million), compared to net loss of RMB2.5 million in the prior-year period.

•

During Fourth Quarter 2022, student enrollment was 908, compared to 1,052 in the prior-year period. Excluding the 167 enrollments from the foreign language training business ACG disposed of in Third Quarter 2022, student enrollment increased year over year despite several temporary ACG training center closures in December 2022 due to local lockdowns in response to a nationwide surge in COVID-19 cases. Of the 908 total enrollments, 574 students were enrolled in ACG’s portfolio training programs. Approximately 46,894 credit hours were delivered during Fourth Quarter 2022, compared to 53,538 in the prior-year period.

•	Fiscal Year 2022 net revenues increased 2.3% to RMB206.8 million (US$30.0 million), from RMB202.2 million in the prior year.

•

Fiscal Year 2022 net loss attributable to ACG of RMB47.9 million (US$6.9 million) compared to RMB33.6 million in the prior year. This was primarily due to an RMB33.5 million investment gain related to the disposal of the K-12 education assessment business in the prior-year period, which was offset by lower operating expenses primarily related to the final one-time funding support of RMB10.0 million paid to Tsinghua University in the prior-year period and an RMB6.0 million impairment loss of investment recorded in the prior-year period.

•	RMB55.0 million (US$8.0 million) in cash and cash equivalents as of December 31, 2022

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We were pleased to continue providing our students with the ongoing academic and emotional support needed for them to pursue their creative arts during the year despite the ongoing uncertainties presented by the lingering pandemic environment. Despite these challenges, we achieved a modest year-over-year net revenue increase in Fiscal Year 2022, driven by increased revenue contributions from our core portfolio training business and the delivery of other educational services through new cooperation projects with schools and training organizations. This is particularly impressive as portfolio training services were impacted by periodic training center closures in some of our core cities due to mandated local lockdowns following COVID-19 outbreaks. While the pandemic environment did impact the total credit hours delivered for the portfolio training business, we saw a continued shift from time-based programs to project-based programs and were also thrilled to see that our research-based learning programs continue to resonate with students. At the same time, students are increasingly taking steps to pursue overseas study as international travel and study abroad programs begin to pick up once again. Excluding the one-time investment gain from the disposal of our K-12 business in Fiscal Year 2021, we continued to narrow losses on our bottom line while continuing to invest in growing our business.”

Mr. Ma continued, “In 2022, we remained committed to providing our students with quality and relevant course and service offerings, including new research-based learning experiences covering the latest themes in art, launching an interactive platform for enabling students and staff to more easily track their progress, and providing counselling services to students throughout the overseas study program application process. We were excited that some of our students have begun to receive offers of admission and scholarships from prestigious art institutions in the UK, the U.S., and many other countries. The first class of students who enrolled in the ACG International Arts Foundation Program in September 2021 have all started their freshman year in UK colleges, and we are pleased to be serving an even larger class of newly enrolled students to prepare them for overseas undergraduate art programs. We take pride in what ACG alums have accomplished this past year and are dedicated to continuing to work on our mission of enabling positive outcomes for our students through expanded offerings and serving more students as travel restrictions have eased in China as of the beginning of 2023.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “Since the Chinese New Year holiday, the majority of our classes have resumed in-person delivery at our training centers. ACG continues to believe in the importance of investing in ongoing expansion of relevant course offerings that fit the needs of our students. Our highlight program for the first quarter of 2023 will be our Open Hack Project designed for Shanghai Fashion Week 2023, where participating students will get hands-on experience in writing branding proposals, completing a fashion look-book from start to finish, as well as interviewing fashion icons and influencers and potentially winning VIP access to Shanghai Fashion Week 2023. The students will not only walk away with a certificate of internship completion but also an invaluable, real-life opportunity to be part of an actual fashion week behind the scenes. We also expect to launch additional research-based learning experiences at cultural heritage sites in China, providing students with an opportunity to gain a unique perspective on intangible cultural heritage that will serve them well in their future art school applications and study.”

Mr. Zhang added, “In 2023, ACG has continued to work on optimizing our instructional resources. We have garnered valuable input since integrating full-time teachers into more internal management activities and look forward to continuing this strategy to improve operating results. We remain optimistic about the growth opportunities we see ahead in 2023 and look forward to introducing the pipeline of new offerings for students at all stages of their arts study journey. ACG aims to be a globally recognized provider of creative arts education, and we are confident that our track record of driving positive outcomes for students, our devoted teaching staff, and our extensive partnership base with top-tier art institutions will continue to differentiate us from other creative art education providers.”

Operating Review

Enrollment Update

ACG student enrollment for Fourth Quarter 2022 was 908, of which 574 students were enrolled in its portfolio training programs, which consist of time-based programs and project-based programs.

A total of 46,894 credit hours were delivered for portfolio training programs during Fourth Quarter 2022, of which 15,780 credit hours were delivered for time-based programs and 31,114 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Fourth Quarter 2022, compared to those for the prior-year period:

	Fourth Quarter Ended Dec. 31, 2022	Fourth Quarter Ended Dec. 31, 2021
	No. of Credit Hours	No. of Credit Hours	% Change
Time-based Program	15,780	29,949	(47.3%)
Project-based Program	31,114	23,589	31.9%

Total	46,894	53,538	(12.4%)

During Fourth Quarter 2022, 334 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services and research-based learning services. ACG deconsolidated a former subsidiary during Third Quarter 2022, which operated the foreign language training services business, as categorized under “other educational services” in prior quarters.

Fourth Quarter 2022 Financial Review - GAAP Results

ACG’s total net revenues for Fourth Quarter 2022 were RMB78.5 million (US$11.4 million), an increase of 8.2% from RMB72.6 million in the prior-year period, primarily due to an increase in revenue contributions from portfolio training services and other educational services, which is primarily related to services delivered for new cooperation projects with schools and training organizations. Revenues from portfolio training programs were RMB57.8 million, or 73.6% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB20.7 million, or 26.4% of total net revenues, during the period.

Gross profit for Fourth Quarter 2022 was RMB47.6 million (US$6.9 million), an increase of 4.6% from RMB45.5 million in the prior-year period. Gross margin was 60.6% during the period, compared to 62.8% in the prior-year period. The gross margin decrease was largely due to increased cost of services related to higher compensation expenses for teaching staff becoming increasingly engaged in ACG’s internal management processes related to enhancing the efficiency and quality of service delivery.

Total operating expenses for Fourth Quarter 2022 were RMB42.7 million (US$6.2 million), compared to RMB42.7 million in the prior-year period.

Income from operations for Fourth Quarter 2022 increased 70.7% to RMB4.9 million (US$0.7 million), compared to RMB2.9 million in the prior-year period.

Net income attributable to ACG for Fourth Quarter 2022 was RMB2.0 million (US$0.3 million), compared to net loss of RMB2.5 million in the prior-year period.

For Fourth Quarter 2022, basic and diluted earnings per common share attributable to ACG were both RMB0.03 (US$0.00), compared to basic and diluted losses per common share of RMB0.04 for the prior-year period. Basic and diluted earnings per ADS attributable to ACG were both RMB0.06 (US$0.01), compared to basic and diluted losses per ADS of RMB0.08 in the prior-year period.

Year-end 2022 Financial Review – GAAP Results

ACG’s total net revenues for Fiscal Year 2022 was RMB206.8 million (US$30.0 million), an increase of 2.3% from RMB202.2 million in the prior year. This was primarily due to an increase in revenue contributions of RMB1.7 million from portfolio training services and RMB3.5 million from other educational services, which was primarily related to services delivered for new cooperation projects with schools and other training organizations, partially offset by a decrease in revenue from foreign language training services under other educational services related to the disposal of majority equity interests in a former subsidiary during Third Quarter 2022. Revenues from portfolio training programs were RMB153.1 million, or 74.0% of total net revenues, during the period. Revenues from research-based learning services, overseas study counselling services, other educational services and other services were RMB53.7 million, or 26.0% of total net revenues, during the period.

Gross profit for Fiscal Year 2022 was RMB102.5 million (US$14.9 million), compared to RMB104.8 million in the prior year, primarily as a result of increased cost of revenues as noted in the Fourth Quarter 2022 Financial Review above. Gross margin was 49.6% during the period, compared to 51.8% in the prior year.

Total operating expenses for Fiscal Year 2022 were RMB159.1 million (US$23.1 million), compared to RMB171.2 million in the prior year. The decrease was primarily a result of decreased general and administrative expenses related to the final one-time funding support of RMB10.0 million to Tsinghua University that was paid in the prior-year period.

Loss from operations for Fiscal Year 2022 improved to RMB56.6 million (US$8.2 million), from RMB66.4 million in the prior year.

Net loss attributable to ACG for Fiscal Year 2022 was RMB47.9 million (US$6.9 million), compared to RMB33.6 million in the prior year, primarily due to an RMB33.5 million from the investment gain related to the disposal of the K-12 education assessment business in the prior-year period, which was offset by decreased general and administrative expenses of RMB10.0 million related to the Tsinghua University funding support paid in prior-year period as noted above, as well as an RMB6.0 million impairment loss of investment recorded in the prior-year period.

For Fiscal Year 2022, basic and diluted losses per common share attributable to ACG were both RMB0.76 (US$0.11), compared to RMB0.57 for the prior year. Basic and diluted losses per ADS attributable to ACG were both RMB1.52 (US$0.22), compared to RMB1.14 in the prior year.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Fiscal Year 2022, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB46.4 million (US$6.7 million), compared to adjusted net loss of RMB32.4 million in the prior year.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2022 were RMB0.74 (US$0.11). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Fiscal Year 2022 were RMB1.48 (US$0.22).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic earnings per ADS for Fourth Quarter 2022 was 31.4 million. The number of weighted average ADSs used to calculate diluted earnings per ADS for Fourth Quarter 2022 was 31.5 million. The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fiscal Year 2022 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of December 31, 2022, ACG’s cash and cash equivalents were RMB55.0 million (US$8.0 million), working capital deficit was RMB227.3 million (US$33.0 million), and total shareholders’ equity was RMB143.5 million (US$20.8 million); compared to cash and cash equivalents of RMB71.3 million, working capital deficit of RMB192.6 million, and total shareholders’ equity of RMB190.9 million, respectively, as of December 31, 2021.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 9 p.m. Eastern Time on Thursday, March 30, 2023 (9 a.m. Beijing time on Friday, March 31, 2023), during which management will discuss the results of the fourth quarter and year ended December 31, 2022.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=OlFQCxA3

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A Q&A session will follow management’s prepared remarks. We welcome investor questions submitted by email in advance to the investor contacts listed below and ask individuals to please specify whether they would like to have their names and/or firms shared during the live Q&A session.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for, and market acceptance and competitiveness of, ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic, the impact of the political tensions between the United States and China or other international tensions, and the impact of actual or potential international trade or military conflicts, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2021, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2021.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter and year ended December 31, 2022, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8972 to US$1.00, the noon buying rate as of December 31, 2022, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net loss excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted losses per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted losses per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	408-538-4577
simaruobai@acgedu.cn	csohn@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	71,339,361	54,980,199	7,971,380
Accounts receivable	938,189	5,852,038	848,466
Prepaid expenses and other current assets	3,129,600	4,430,285	642,331
Total current assets	75,407,150	65,262,522	9,462,177

Long-term investments	38,000,000	38,000,000	5,509,482
Property and equipment, net	36,503,984	32,760,976	4,749,895
Intangible assets, net	93,352,778	76,119,444	11,036,282
Goodwill	194,754,963	196,289,492	28,459,301
Other non-current assets	26,739,026	28,415,794	4,119,903
Right-of-use assets	42,417,409	37,616,541	5,453,886
Total assets	507,175,310	474,464,769	68,790,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	48,174,095	55,904,510	8,105,392
Lease liabilities-current	17,351,427	16,920,429	2,453,232
Deferred revenues	202,453,092	219,717,574	31,856,054

Total current liabilities	267,978,614	292,542,513	42,414,678

Lease liabilities-non-current	23,365,840	19,528,763	2,831,404
Deferred income tax liabilities	24,931,322	18,879,303	2,737,242

Total liabilities	316,275,776	330,950,579	47,983,324

Shareholders’ equity:
Common shares	4,720,147	4,720,147	684,357
Treasury shares	(9,818,754)	(8,626,894)	(1,250,782)
Additional paid-in capital	540,583,564	542,058,092	78,591,036
Accumulated other comprehensive loss	(37,559,847)	(37,003,085)	(5,364,943)
Accumulated deficit	(310,156,018)	(358,048,927)	(51,912,215)

Total shareholders’ equity attributable to ACG	187,769,092	143,099,333	20,747,453

Non-redeemable non-controlling interests	3,130,442	414,857	60,149

Total shareholders’ equity	190,899,534	143,514,190	20,807,602

Commitments and contingencies	—	—	—
Total liabilities and shareholders’ equity	507,175,310	474,464,769	68,790,926

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	72,561,478	78,537,296	11,386,838
Cost of revenues	27,028,851	30,929,463	4,484,351

Gross profit	45,532,627	47,607,833	6,902,487
Operating expenses:
Research and development	3,064,765	2,407,234	349,016
Sales and marketing	19,537,325	20,262,743	2,937,822
General and administrative	20,066,644	20,041,141	2,905,692

Total operating expenses	42,668,734	42,711,118	6,192,530

Other operating income, net	4,771	—	—

Income from operations	2,868,664	4,896,715	709,957
Other income (expense):
Gain on deconsolidation of a subsidiary and others, net	—	625,631	90,708
Interest income, net of interest expenses	243,199	203,113	29,449
Foreign currency exchange gains (losses), net	(71,914)	8,764	1,271

Income before income taxes	3,039,949	5,734,223	831,385
Income tax expense	6,437,421	3,967,852	575,284

Net income (loss)	(3,397,472)	1,766,371	256,101

Net loss attributable to non-redeemable non-controlling interests	(847,475)	(250,790)	(36,361)
Net income (loss) attributable to ACG	(2,549,997)	2,017,161	292,462
Other comprehensive loss:
Foreign currency translation adjustment, net of nil income taxes	(129,107)	(100,062)	(14,508)

Comprehensive income (loss) attributable to ACG	(2,679,104)	1,917,099	277,954

Basic and diluted earnings (losses) per common share attributable to ACG	(0.04)	0.03	0.00
Basic and diluted earnings (losses) per ADS attributable to ACG	(0.08)	0.06	0.01

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended
	December 31,	December 31,	December 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	202,209,465	206,820,874	29,986,208
Cost of revenues	97,413,915	104,315,856	15,124,377

Gross profit	104,795,550	102,505,018	14,861,831
Operating expenses:
Research and development	11,801,545	6,790,791	984,572
Sales and marketing	66,149,460	75,265,726	10,912,504
General and administrative	93,256,046	77,051,580	11,171,429

Total operating expenses	171,207,051	159,108,097	23,068,505

Other operating income, net	22,018	16,515	2,394

Loss from operations	(66,389,483)	(56,586,564)	(8,204,280)
Other income (expense):
Gain on deconsolidation of subsidiaries and others, net	33,542,154	1,308,627	189,733
Impairment loss from investments	(6,000,000)	—	—
Interest income, net of interest expenses	1,110,681	756,886	109,738
Foreign currency exchange gains (losses), net	(213,046)	5,436	788

Loss before income taxes	(37,949,694)	(54,515,615)	(7,904,021)
Income tax benefit	(1,539,577)	(5,921,384)	(858,520)

Net loss	(36,410,117)	(48,594,231)	(7,045,501)

Net loss attributable to redeemable non-controlling interests	(714,121)	—	—
Net loss attributable to non-redeemable non-controlling interests	(2,046,403)	(701,322)	(101,682)
Net loss attributable to ACG	(33,649,593)	(47,892,909)	(6,943,819)
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(135,125)	556,762	80,723

Comprehensive loss attributable to ACG	(33,784,718)	(47,336,147)	(6,863,096)

Basic and diluted losses per common share attributable to ACG	(0.57)	(0.76)	(0.11)
Basic and diluted losses per ADS attributable to ACG	(1.14)	(1.52)	(0.22)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2021	2022	2021	2022
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	(2,549,997)	2,017,161	(33,649,593)	(47,892,909)
Share-based compensation expenses	242,524	355,063	1,039,972	1,459,755
Foreign currency exchange losses (gains), net	71,914	(8,764)	213,046	(5,436)

Non-GAAP adjusted net income (loss) attributable to ACG	(2,235,559)	2,363,460	(32,396,575)	(46,438,590)
GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	(0.04)	0.03	(0.57)	(0.76)
Non-GAAP adjusted earnings (losses) per common share attributable to ACG
Basic and diluted	(0.04)	0.04	(0.55)	(0.74)